EXHIBIT 99.1

Final Investment Decision for 20-year charter of MK II FLNG to Southern Energy in Argentina

Golar LNG Limited (“Golar”) is pleased to announce today that Southern Energy S.A. (“SESA”) has reached Final Investment Decision for the charter of Golar’s 3.5MTPA MK II FLNG, as contemplated under the terms of the definitive agreements executed by SESA and Golar in May 2025.

The key commercial terms for the 20-year charter agreement include net charter hire to Golar of US$ 400 million per year, plus a commodity linked tariff component of 25% of FOB prices in excess of US$ 8/mmbtu. The FLNG, currently under conversion in China, will sail to Argentina following her redelivery, with contract start-up expected during 2028. The MKII FLNG will be moored in the San Matías Gulf near the FLNG Hilli, which is expected to start its 20-year charter with SESA during 2027. Combined, the two units have a nameplate capacity of 5.95MTPA, and the project expects to benefit from significant operational efficiencies and synergies from two FLNGs in the same area.

SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%) and Harbour Energy (15%), as well as Golar (10%).

The MKII FLNG project remains subject to regulatory conditions precedent and satisfaction of other customary closing conditions which are progressing according to schedule and expected within 2025.

Golar’s Chief Executive Officer, Karl Fredrik Staubo, commented: “Today’s FID marks another milestone for SESA in establishing Argentina as an attractive LNG exporter and building on Golar’s position as the market leading FLNG service provider. FID solidifies $8 billion of net earnings visibility over 20 years to Golar, with attractive upside potential in the FLNG commodity tariff component and through our shareholding in SESA. We look forward to continuing to develop the SESA partnership into a leading LNG exporter in South America.”

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
August 6, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act